[redacted]

AB* 3/7

U.S. SE 08028487 COMMISSION
549 SEC Mail Processing Section

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Information Required of Brokers and Dealers FEB 29 2008
Pursuant to Section 17 of the Securities Washington, DC
Exchange Act of 1934 and Rule 17a-5 Thereunder 112

SEC FILE
8-43682

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
AK CAPITAL, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
445 Park Avenue, 9th Floor
(No. and Street)

New York	**New York**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrew Kowalczyk (212) 333-8634
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT (Whose opinion is contained in this Report)
(Name...if individual, state last, first, middle name)

HERTZ, HERSON & COMPANY, LLP

2 Park Avenue	New York	New York	10016
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

3/21

OATH OR AFFIRMATION

I, ANDREW KOWALCZYK, swear (or affirm) that, to the best of my knowledge and belief, the accompanying consolidated statement of financial condition pertaining to the firm of AK CAPITAL, LLC and subsidiaries as of December 31, 2007, is true and correct. I further swear (or affirm) that neither the Company or any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

AK CAPITAL, LLC

Andrew Kowalczyk, Managing Member

Subscribed and sworn to
before me this 28th day of February, 2008

Notary Public

RADHA PERUMAL
Notary Public, State of New York
No. 01PE6129176
Qualified in Queens County
Term Expires June 20, 2009

This report contains (check all applicable boxes)

x	(a)	Facing page.
x	(b)	Consolidated statement of financial condition.
	(c)	Consolidated statement of operation.
	(d)	Consolidated statement of cash flows.
	(e)	Consolidated statement of changes in shareholders' equity or partners' or sole proprietor's capital.
	(f)	Consolidated statement of changes in liabilities subordinated to claims of general creditors.
	(g)	Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
	(h)	Computation for determination of reserve requirements pursuant to Rule 15c3-3.
	(i)	Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
	(j)	A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
	(k)	A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
x	(l)	An oath or affirmation.
	(m)	A copy of the SIPC supplemental report.
	(n)	A report describing any material inadequacies found to exist or found to have Existed since the date of the previous audit.
	(o)	Independent auditors' report on internal accounting control.
	(p)	Schedule of segregation requirements and funds in segregation -- customers' regulated commodity futures account pursuant to rule 171-5.

REPORT ON

AK CAPITAL, LLC AND SUBSIDIARIES

DECEMBER 31, 2007

HERTZ, HERSON & COMPANY, LLP

CERTIFIED PUBLIC ACCOUNTANTS

AK CAPITAL, LLC
445 PARK AVENUE - 9TH FLOOR
NEW YORK, NY 10022

February 28, 2008

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

Gentlemen:

In accordance with Rule 17a-5(d)(6), we are enclosing two copies of the audited statement of financial condition of AK Capital, LLC and subsidiaries for the year ended December 31, 2007.

Very truly yours,

AK CAPITAL, LLC

Enclosures
cc: Securities and Exchange Commission
Northeast Regional Office
Mark Schonfeld, Regional Director
3 World Financial Center
Room 4300
New York, NY 10281

FINRA /Financial Operations
9509 Key West Avenue - 5th Floor
Rockville, MD 20850
Attention: Eleanor Sabalbaro

TABLE OF CONTENTS
AK CAPITAL, LLC AND SUBSIDIARIES
DECEMBER 31, 2007

		Page Number
Independent Auditors' Report		3
FINANCIAL STATEMENT:		
Exhibit A	Consolidated Statement of Financial Condition December 31, 2007	4
Notes to Financial Statements		5-7

HERTZ, HERSON & COMPANY, LLP

CERTIFIED PUBLIC ACCOUNTANTS

TWO PARK AVENUE
NEW YORK, NEW YORK 10016

TEL: 212-686-7160

FAX: 212-532-6437

INDEPENDENT AUDITORS' REPORT

To the Member of
AK Capital, LLC
445 Park Avenue, 9th Floor
New York, NY 10022

We have audited the accompanying consolidated statement of financial condition of AK Capital, LLC and subsidiaries as of December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the consolidated financial position of AK Capital, LLC and subsidiaries as at December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Hertz, Herson & Company, LLP

New York, New York
February 28, 2008

AK CAPITAL, LLC AND SUBSIDIARES
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2007
EXHIBIT A

ASSETS

Cash	$	13,052
Marketable securities owned, at market value - Note B:		
Obligations of US Government Agencies		8,911,779
Equities		525,760
Interest receivable - Note B		282,800
Property and equipment, at cost, net of accumulated depreciation of $95,827 - Note C		72,877
Other assets		4,869
TOTAL ASSETS	$	9,811,137

LIABILITIES AND MEMBER'S CAPITAL

Liabilities		
Accrued expenses and other liabilities	$	180,415
Due to clearing broker - Note B		8,113,893
Total liabilities		8,294,308
Commitments - Note E		
Member's capital		1,516,829
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$	9,811,137

The accompanying notes are an integral part of the financial statement and should be read in conjunction therewith.

Nature of Operations and Capitalization of the Company

AK Capital, LLC ("AKC" or the "Company") was organized on November 4, 1998 in the State of New York as a limited liability company whose operating agreement expires December 31, 2028. On January 13, 1999, AKC acquired all of the outstanding common stock of Dayton, Hancock Waltman Securities, Inc., ("DHWS"), a Pennsylvania Corporation registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority, Inc. (FINRA), formerly the National Association of Securities Dealers, Inc. (NASD), as a general securities broker-dealer, and filed an amendment with SEC and the NASD to reorganize its operations pursuant to which AKC succeeded to DHWS's registration.

The Company trades for its own account primarily in interests in pools of US Government backed agency certificates.

Note A - Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statement includes the accounts of AKC and its wholly-owned subsidiaries, DHWS and AKC Structured Finance, LLC, both of which have had no significant operations since their respective dates of acquisition or formation. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Securities Transactions

Revenues and related expenses arising from securities transactions are recorded on a trade date basis. The resulting net receivable over payable resulting from trade date transactions not settled is reflected within the amount due to the clearing broker.

Marketable securities are valued at market value.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed by straight-line and accelerated methods at rates based upon the estimated useful lives of the respective assets.

Note B - Due to Clearing Broker

The Company has margin borrowings from its clearing broker-dealer which are collateralized by all securities held in its proprietary trading account. Interest expense on such margin borrowings is charged at 1.50% below the broker's call rate, or 4.50% as at December 31, 2007. At December 31, 2007, such borrowings amounted to $8,113,893 and were fully collateralized by securities carried at a market value of $9,437,539 plus accrued interest of $282,800

Note C - Property and Equipment

Property and equipment are summarized as follows as at December 31, 2007:

	Cost	Accumulated Depreciation	Book Value
Equipment	$ 31,853	$ 27,525	$ 4,328
Furnishings	136,851	68,302	68,549
Total	$ 168,704	$ 95,827	$ 72,877

Note D - Income Taxes

The Company is a single member limited liability company. Under provisions of the Internal Revenue Code and comparable state regulations, the Company is not recognized as a taxable entity. Instead, the Company's member reports the Company's transactions on its income tax return and assumes the liability for the payment of tax. However, the Company is responsible for the payment of its local unincorporated business tax.

Note E - Commitments

The Company is obligated under an operating lease with an affiliate for office space in Miami Beach, Florida through March 31, 2011.

Future annual minimum lease payments are as follows:

Years Ending December 31,	
2008	42,000
2009	42,000
2010	42,000
2011	10,500
	$ 136,500

Note E - Commitments (continued)

In addition, the Company leases its New York City offices on a year to year basis at an annual rental of $64,495

Note F - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2007, the Company had net capital, as defined, of $806,926, which was $706,926 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.22 to 1.

END